Exhibit 99.2

November 30, 2015

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”) – Immediate Report Regarding Gazit-Globe Conference Call Presentation for its Q3 2015 Financial Results

Below please find the presentation that will be discussed at our investor conference call at 17:00 Israel Time / 10:00 am Eastern Time regarding the Company’s financial reports as of September 30, 2015. Shareholders, analysts and other interested parties can access the conference call by dialing 1877 280 2342 (U.S./Canada) or 0800 279 4992 (U.K.) or +44 (0) 20 3427 1909 (International) or 1809 212 925 (Israel), or on the Company’s website www.gazit-globe.com. (Conference ID 5340496). After its completion, you can also listen to a recording of the conference call on the Company’s website.

Pages 6,7,9, and 11 contain information which is not included in the Financial Reports. In addition, the information included in the presentation may be presented in a different manner than it is presented in the Financial Reports, including the information provided in page 10 of the presentation which is not presented in the same manner in the Financial Reports, but can be extracted from the data included in the Financial Reports.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

LOCATION LOCATION

LOCATION URBANIZATION, QUALITY, GROWTH

Gazit-Globe—Conference Call Presentation

Q3 2015 Financial Results

November 30, 2015

LOCATION

LOCATION Disclaimer

LOCATION

This presentation may include forward-looking statements, including forecasts, evaluations, estimates and other information relating to future events and issues. Forward-looking statements may relate to, among other things, revenues, earnings, cash flows, capital expenditures and other financial items. Forward-looking statements may also relate to our business strategy, goals and expectations concerning our market position, future operations, profitability, liquidity and capital resources. All statements other than statements of historical facts are forward-looking statements and can be identified by the use of forward-looking terminology such as the words “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “predict”, “project”, “will” and similar terms and phrases.

Any forward-looking information contained in this presentation is based, in addition to existing information of the company, on present company expectations and evaluations regarding future developments and trends and on the interaction of such developments and trends. Although we believe the assumptions upon which any forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could be incorrect. Our business and operations involve risks and uncertainties, many of which are outside our control, and any one of which, or a combination of which, could materially affect our results of operations and whether the forward-looking statements ultimately prove to be correct. Forward-looking statements are based on current expectations and are not guarantees of future performance.

Actual results and trends in the future may differ materially from those suggested or implied by any forward-looking statements in this presentation depending on a variety of factors including those described in greater detail in our Periodical and Annual Reports, Registration Statement on Form F-1, Annual Report on Form 20F and in other information we file and furnish with the Israel Securities Authority, the U.S. Securities and Exchange Commission, and the Canadian Securities Administrators, including under the heading “Risk Factors.” All written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the previous statements. Except for any obligations to disclose information as required by applicable securities laws, we undertake no obligation to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect events or circumstances that occur, or that we become aware of, after the date of this presentation.

The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Gazit-Globe Ltd. or any other entity, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment or relating thereto or to the securities of Gazit-Globe Ltd.

2

LOCATION LOCATION LOCATION

Gil Kotler Adi Jemini

CEO Senior EVP & CFO Incoming CFO

3

LOCATION

LOCATION Financial Results for Q3 2015

LOCATION

3	months ended September 30

(in NIS million except per share data) 2015 2014 Change %

Property rental income 1,547 1,201 29%

NOI 1,066 840 27%

NOI margin 68.9% 69.9%—

FFO 158 150 5%

FFO per share (NIS) 0.89 0.85 4%

The number of shares used in calculating the diluted FFO per share (mm) 178.5 176. 1 1%

Cash flow from operating activities 673 265—

Fair value gain on investment property—88—

Loss attributable to equity holders of the company (92) (13)—

Diluted loss per share attributable to equity holders of the

) 0.52( ) 0.08(

Company (NIS) —

4

LOCATION

LOCATION Financial Results for Q1-Q3 2015

LOCATION

9 months ended September 30

(in NIS million except per share data) 2015 2014 Change %

Property rental income 4,588 3,654 26%

NOI 3,137 2,489 26%

NOI margin 6. 84% 68.1% -

FFO 481 463 4%

FFO per share (NIS) 2.69 2.63 2%

The number of shares used in calculating the diluted FFO per share (mm) 178.6 176.0 1%

Cash flow from operating activities 1,170 722 -

Fair value gain on investment property 480 354 -

Net income attributable to equity holders of the company 414 290 -

Diluted net income per share attributable to equity holders of

2.30	1.63

the Company (NIS) -

5

Operational Results – Q3

Rental Income

NIS millions

Based on Q3 2014 FX rates, Q3 2015 rental income 36% increased by 36%

Q3 2014 ? Q3 2015

Average currencies against NIS 1,547

1,201

9.5%

(9.0%) Q3/2014 Q3/2015

(8.2%) FFO

NIS millions

Based on Q3 2014 FX rates, FFO increased by 21%

(29.8%)

21%

150 158

Q3/2014 Q3/2015

LOCATION LOCATION LOCATION

NOI

NIS millions

Based on Q3 2014 FX rates, Q3 2015 NOI increased by 33%

33%

1,066 840

Q3/2014 Q3/2015

FFO Per Share

NIS

Based on Q3 2014 FX rates, FFO per share increased by 19%

19%

0.85 0.89

Q3/2014 Q3/2015

6

Operational Parameters

Q1 – Q3 2015 Same Property NOI Growth (*)

Regional Breakdown Total

5.1% 4.1%

0.6% -12.0%

-0.5%

Total

USA Canada North Europe Central and Eastern Europe

Resilient Assets with Stable Occupancy

Q3/2014 Q3/2015 95.6% 95.5%

Regional Breakdown

94.4% 95.6% 95.9% 94.7% 95.7% 96.7% 97.1% 96.3%

USA Canada North Europe Central and

Eastern Europe Total

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LOCATION 7

LOCATION (*) Excluding foreign exchange fluctuation.

LOCATION

LOCATION Liquidity and Financial Strength

LOCATION

Liquidity Leverage

NIS Billions

11.0

consolidated

7.8 Subsidiaries 51.5% 51.6% 3.2 at the company and its private

September 30, 2015 subsidiaries September 30, 2014 September 30, 2015

Access to Capital Markets – Q1-Q3/2015 Unencumbered Pool of Assets

NIS Billions NIS Billions

quity

78.4% of

2.3 investment

59.1

Bonds property

5.6

September 30, 2015

8

LOCATION

LOCATION Fair Value of Investment Property

LOCATION

Change in fair value (pre-tax, Consolidated)

3	months ended September 30

(NIS million) 2015 2014

180 77

(45)	(23)

(121) 39

(28)	(12)

14 7

—88

(33)

9

LOCATION

LOCATION Balance Sheet Highlights

LOCATION

As of September 30 As of December 31

(in NIS million except per share data) 2015 2014 2014

Total Assets 85,036 69,699 69,984

Investment Properties & Development 75,050 57,182 59,334

Interest Bearing Debt 44,874 37,069 36,359

Total Equity 30,611 25,044 25,870

Shareholder’s Equity 7,123 7,853 8,023

Shareholder’s Equity Per Share 39.9 44.6 45.0

EPRA NAV per share 55.6 58.3 60.2

Net Debt to Total Assets 51.6% 51.5% 51.0%

Average nominal interest rate for the period 4.3% 4.7% 4.8%

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Well Staggered Debt Maturity Schedule (1)

Debt Breakdown

Financial Institutions

17%? Weighted average debt maturity: 5.6 years

Total Debt

NIS15.7bn ? Average interest rate: 5.03%

83% Debentures

Debenture Maturity Schedule

NIS Millions

2,601

1,535 1,401

1,199 1,225 985 1,007 1,073 909 782 329

2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 and After

LOCATION

LOCATION (1) As of 30 September 2015. Comprises financial liabilities at the Gazit-Globe parent level and its private subsidiaries. 11

LOCATION

GOOD THINGS HAPPEN WHEN YOU OWN GOOD REAL ESTATE

KISTA GALLERIA

Stockholm, Sweden

For more information: +972 3 694 8000 E-mail: ir@gazitgroup.com